UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2016

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

17 October 2016
London

Press Release

PEARSON NINE-MONTH INTERIM MANAGEMENT STATEMENT (UNAUDITED)

Pearson is reiterating its 2016 guidance and its 2018 goals are unchanged. Our competitive performance is good and our growth and simplification plan is on-track. Our markets have been challenging but we are managing discretionary costs tightly. Our guidance remains based on our current portfolio of businesses and exchange rates on 31 December 2015. If current exchange rates persist until the end of 2016 the earnings per share guidance range will increase by approximately 4.5p to 54.5-59.5p.

o  Sales affected by retailer inventory correction: sales for the nine months declined 7% in underlying terms, due to the expected declines in assessment revenues in the US and UK, but also declines in North American Higher Education courseware due to a further inventory correction by retailers in July and August, with trends improving from September. Those improving trends have continued into October. Sales declined 3% in headline terms due to the strength of the US Dollar against Sterling and declined 10% at Constant Exchange Rates (CER) reflecting the underlying factors above, a change in revenue model for services charged at cost from gross to net at Connections Education, and the disposal of PowerSchool.

o  Good competitive performance during significant programme of change: in Higher Education, REVEL registrations almost doubled compared to the previous year; in assessments, our partnership with Measured Progress Inc. was awarded the contract for the next-generation Massachussets Comprehensive Assessment System and VUE was awarded a contract to deliver the new Blueprint Certification exams for digital advertisers for Facebook; in K12 courseware, our new literacy programmes, ReadyGen and Investigations 3.0, are helping us gain share in the Open Territories; in English, registrations for the Pearson Test of English Academic doubled compared to 2015.

o  Growth and simplification plan on-track: we have made good progress in delivering the simplification and change programmes that we announced on 21 January (http://pear.sn/10EPp5). More than 90% of the targeted reduction in headcount of 4,000 Full Time Equivalent (FTE) employees have been notified of exit. We still expect to incur restructuring costs of approximately £320m in 2016 and to generate annualised savings of approximately £350m, with approximately £250m of these savings in 2016 and a further £100m in 2017. Our investments in new digital products and services, including five new Connections virtual charter school partnerships and our second online degree partnership in the UK, are building Pearson's future growth potential.

o  Guidance unchanged: sales are trending lower than our expectations in our North American Higher Education courseware business, but a tight focus on discretionary costs means our cost base is also lower than expected. As a result, in 2016 we continue to expect to report adjusted operating profit and adjusted earnings per share before the costs of restructuring of between £580m and £620m and between 50p and 55p, respectively, with the in-year benefits from restructuring offset by the loss of operating profit from disposals made in 2015, ongoing challenging conditions in our largest markets, the reinstatement of the employee incentive pool and other operational factors. This guidance remains based on our current portfolio of businesses and exchange rates on 31 December 2015. If current exchange rates persist until the end of 2016, the earnings per share guidance range will increase by approximately 4.5p. With the full benefits of our simplification programme, the launch of new products, and by the end of 2017, stability returning to US college enrolments, retail inventory levels and the UK qualifications market, we expect adjusted operating profit to be at or above £800m in 2018.

Pearson's chief executive John Fallon said:

"Our competitive performance remains strong in a tough market. We have achieved more than 90% of the growth and simplification restructuring programme we announced in January.

"While market conditions continue to be challenging, particularly in higher education, thanks to tight cost management we are on track to deliver our guidance this year, and to achieve our long term growth goal."

Details for the analyst and investor presentation and conference call, which will be held at 8.30am today, are at the end of this announcement.

Our Strategy
Pearson is the world's learning company, with world class capabilities in educational courseware and assessment, based on a strong portfolio of products and services, powered by learning technology. Our strategy of combining these core capabilities with related services that enable our partners to scale online, reaching more people and ensuring better learning outcomes, will provide Pearson with a larger market opportunity, a sharper focus on the fastest-growing education markets and stronger financial returns.

Revenue growth analysis: first nine months of 2016

	Headline growth	CERgrowth	Underlying growth
Sales
North America	(3)%	(13)%	(9)%
Core	(1)%	(6)%	(4)%
Growth	0%	(3)%	(3)%
Total	(3)%	(10)%	(7)%

Operating highlights for the first nine months of 2016

North America
In the first nine months of 2016, sales declined by 9% in underlying terms. In School, revenues declined with strong growth in Connections Education and market share gains in Open Territories in K-12 courseware (driven by new products including ReadyGen in elementary reading and Investigations 3.0 in elementary mathematics) offset by expected weakness in assessments revenues and the impact of a planned lower participation rate in a smaller new adoption market in K-12 courseware. In Higher Education, revenues declined with strong growth in Online Program Management (OPM) offset by lower courseware revenues, where market share gains and strong growth in digital revenues were more than offset by a further inventory correction by retailers in July and August which resulted in lower gross sales and higher returns, despite improving trends from September. Those improving trends have continued into October. In VUE, higher volumes of Professional Certification assessments resulted in strong growth.

Revenues declined by 13% at CER reflecting the underlying trends above as well as a change in revenue model for services charged at cost from gross to net at Connections Education, and the disposal of PowerSchool. Revenues were 3% lower in headline terms reflecting the underlying trends above partly offset by the strength of the US Dollar against Sterling.

Core
In the first nine months of 2016, sales declined by 4% in underlying terms, primarily due to expected declines in vocational course registrations in UK schools and declines in courseware revenues in smaller markets in Europe and Africa, partially offset by strong growth in English assessments and OPM services in Australia.

Revenues declined by 6% at CER and by 1% in headline terms due to the underlying trends above, the disposal of Fronter and currency movements.

Growth
In the first nine months of 2016, sales declined by 3% in underlying terms primarily due to our previously announced withdrawal from an agreement to run three Saudi Colleges of Excellence and further rationalisation of our direct delivery businesses as part of our simplification plans. Excluding the impact of these planned exits, underlying revenues were level. In China, growth in adult English language learning and English courseware was offset by declines in English test preparation. In Brazil, revenues declined due to enrolment declines in our English language learning business, related to macroeconomic pressures, despite greater stability in our private sistemas. In the rest of Latin America, revenues grew strongly with a good performance in English language learning and school courseware. In South Africa, revenues grew modestly with growth in school textbooks offset by enrolment declines at CTI, in part due to the impact of campus rationalisation. In the Middle East revenues fell significantly due to our previously announced withdrawal from an agreement to run three Saudi Colleges of Excellence, with the colleges transitioning to new providers from 30 June 2015.

Revenues declined by 3% at CER and were flat in headline terms due to the underlying trends above and currency movements.

Penguin Random House
Penguin Random House benefited from million-copy multi-territorial movie-tie-in sales for The Girl on the Train by Paula Hawkins, Me Before You and After You by Jojo Moyes, and The BFG and other classics by Roald Dahl, and such number one bestsellers as The Underground Railroad by Colson Whitehead and John le Carré's The Pigeon Tunnel. The Company has completed the majority of the integration of its businesses and is beginning to realise the benefits from systems integration and warehouse consolidations. This is softening the expected impact of reduced demand for e-books following last year's changes to digital-terms. The fourth quarter will benefit from new fiction, nonfiction, and movie tie-ins across all formats from bestselling and prize-winning authors.

Balance sheet
At the start of 2016, Pearson had net debt of £654m. Our 2015 net debt/EBITDA ratio was 0.8x and interest cover was 15.7x. Our 2016 net debt peaked in August following the normal seasonal build-up of working capital in the first half of the year and ended September at £1,365m (September 2015: £2,082m) reflecting interim and final dividend payments, exchange rate movements, restructuring charges, and a previously announced contribution to the Pearson pension fund related to the disposal of FT Group offset by disposal proceeds from the sale of our remaining stake in the The Economist Group and operating cashflow, which benefited from lower incentive compensation related to 2015 performance.

Exchange rates
In 2015, Pearson generated approximately 63% of its sales in the US, 6% in Greater China, 5% in the Euro zone, 3% in Brazil, 2% in Canada, 2% in Australia, 2% in South Africa and 1% in India and our guidance is based on exchange rates at 31 December 2015. The average rate during the first nine months of 2016 was £1:$1.38 (compared to £1:$1.54 in the first nine months of 2015), and the closing rate at the end of September was £1:$1.31.

Analyst and investor conference call details

UK Toll Number: +44 (0) 203 139 4830
UK Toll-Free Number: +44 (0) 808 237 0030
Participant Pin Code: 22731571#

Audience URL:

http://event.onlineseminarsolutions.com/r.htm?e=1287568&s=1&k=8FCDFE8F73ADAF9F48F3BF07DB7A9438

Throughout this statement, growth rates are given based on continuing operations, excluding FT Group (unless otherwise stated). Underlying growth rates exclude the impact of both currency movements and portfolio changes.

This statement contains inside information.

ENDS

Forward looking statements:
Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/investors). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 17 October 2016

By: /s/ NATALIE DALE

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Natalie Dale
Deputy Company Secretary